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Steve Stanko · 3rd

Senior Program Manager at BAE Systems/Chief Operating Officer at Dented Brick Distillery

Greater Salt Lake City Area · 30 connections · Contact info

Dented Brick Distillery

Massachusetts Institute of Technology

About

Senior Business Development and Operations Strategist with over 35 years experience in senior program management and systems engineering for large/complex sustainment and modernization programs for both the ... see more

Experience

Chief Operating Officer

Dented Brick Distillery
Jun 2017 – Present · 2 yrs 5 mos
South Salt Lake City, UT

Leading the day-to-day operations of the business of DBD in accordance with the strategic plan and operating and capital budgets. Assist the CEO and the CFO in developing and overseeing the long term business strategies of DBD. Overseeing DBD's achievement and maintenance of a satisfactory competitive position within its industry. Maintain a positive and ethical work climate that is conducive to attracting, retaining and motivating a diverse group of top-quality employees at all levels. Assist the CEO in establishing an appropriate organizational structure. With respect to operational matters, ensure effective communications, resolution of issues and satisfactory project development. Develop and implement the corporat... See more

Senior Program Manager

BAE Systems
Jan 2014 – Present · 5 yrs 10 mos
Greater Salt Lake City Area

Team Lead and Senior Program Manager for the design and development of a multi-billion dollar acquisition Program. Recognized as a subject matter expert (SME) for DoD 5000 and DOE 6.X acquisition policy and implementation.

Booz Allen Hamilton

13 yrs 8 mos

Senior Program Manager
Jul 2009 – Jan 2014 · 4 yrs 7 mos
Greater Salt Lake City Area

Team Lead and Senior Program Manager for the Fuze Modernization Program.

Acquisition Team Leader for the United States Air Force (USAF) ACAT II Common Link Integration Program (CLIP) for the USAF B-1 and B-52 platforms. Led all efforts for... See more

Chief Engineer for the ACAT II CLIP technical reviews and audits including Systems Requirement Review (SRR), Integrated Baseline Review (IBR), Preliminary Design Review (PDR), Critical Design Review (CDR), Design Readiness Review (DRR), and Test Readiness Review (TRR). Provided extensive expertise in managing the program's Integrated Master ... See more

Navy Commander
US Navy
May 1980 – Jul 2000 · 20 yrs 3 mos
San Diego, CA

SUPERVISOR OF SHIPBUILDING, CONVERSION AND REPAIR, COMMANDER, USN
Directed and mentored 204 engineers and technicians in administering all planning and engineering activities. Chief Engineer for the Southwest Region responsible for resolving technical non-conformances on non-nuclear surface ships. Supervised 32 QA spe... See more

Education

Massachusetts Institute of Technology
Master's Degree, Materials Engineering
1989 – 1991

Massachusetts Institute of Technology
Engineer's Degree, Naval Architecture and Marine Engineering
1989 – 1991

United States Naval Academy
Bachelor of Science (B.S.), Mechanical Engineering
1976 – 1980

Licenses & Certifications

DAWIA Level III, Manufacturing, Production and Quality Assurance
United States Department of Defense
Issued Jul 1986 · No Expiration Date

CMMI/SCAMPI B Appraiser
State of California

ISO 9000 Lead Auditor
State of California

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Skills & Endorsements

Strategic Planning · 3
Marc Christensen and 2 connections have given endorsements for this skill

Program Management · 2
Marc Christensen and 1 connection have given endorsements for this skill

Systems Engineering · 2
Christian Kownacki and 1 connection have given endorsements for this skill

Accomplishments

1 **Organization**
Department of Defense Acquisition Professional Community

1 **Project**
Dented Brick Distillery

Interests

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